As filed with the Securities and Exchange Commission on April 2, 2009

Registration No. 333-149112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                             _____________________________

Form AW
Withdrawal of Post-Effective

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

_____________________________

HSW International, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	4899	33-1135689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Capital City Plaza
3350 Peachtree Road, Suite 1600
Atlanta, Georgia 30326
(404) 926-0660
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

_____________________________

Henry N. Adorno
HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite 1600
Atlanta, Georgia 30326
(404) 364-5823
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

With copy to:

Gerald L. Baxter, Esq.
Greenberg Traurig, LLP
The Forum
3290 Northside Parkway, Suite 400
Atlanta, GA 30327
(678) 553-2100

_____________________________

EXPLANATORY NOTE:

We are filing Form AW in order to withdraw Post-Effective No. 1, dated April 1, 2009, as filed on April 2, 2009, with the Securities and Exchange Commission under Registration Statement No. 333-149112.

HSW International., Inc. (the “Company”) respectfully requests the withdrawal of the filing dated April 1, 2009 made under Form S-1/A, as Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (Registration Statement No. 333-149112).  After discussions with the Staff, it is our understanding that the “flag” which was used for EDGAR identification purposes incorrectly identified the above-referenced Post-Effective Amendment No. 1 as a Pre-Effective Amendment (S-1/A), rather than a Post-Effective Amendment (“POSAM”). As discussed with the Staff, immediately following the filing of this Form AW, the Registrant will file Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-149112) with the proper EDGAR “flag” identifying it as a Post-Effective Amendment.

HSW International, Inc.

By:	/s/ Henry N. Adorno
Name Henry N. Adorno
Title Vice Chairman and Principal Executive Officer